Wilson Sonsini Goodrich & Rosati
Professional Corporation
1301 Avenue of the Americas, 40th Floor
New York, New York 10019
o: 212.999.5800
F: 866.974.7329

July 31, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tamika Sheppard Laura Crotty Eric Atallah Daniel Gordon

Re:	Ascentage Pharma Group International Draft Registration Statement on Form F-1 Submitted June 14, 2024 CIK No. 0002023311

Ladies and Gentlemen:

On behalf of our client, Ascentage Pharma Group International (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 12, 2024 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and a revised Draft Registration Statement (the “Revised Draft Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Revised Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 filed June 14, 2024
Cover Page

1.	Please revise your cover page to disclose whether your offering is contingent upon final approval of the listing of the American depositary shares. Please ensure the disclosure is consistent with your underwriting agreement.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 303 of the Revised Draft Registration Statement.

austin   beijing   boston   BOULDER   brussels   hong kong   london   los angeles   new york   palo alto
SALT LAKE CITY   san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Securities and Exchange Commission

July 31, 2024

2.	We note your statement that the offering is an indirect offering under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures. Please revise your cover page to disclose whether you have or are in the process of filing the necessary documents with the CSRC.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 11 of the Revised Draft Registration Statement.

3.	We note your description of how cash is transferred through your organization. Please revise this disclosure to clarify whether any transfers, dividends, or distributions have been made to date to investors, and quantify the amounts if applicable. Provide a cross-reference to the consolidated financial statements.

The Company respectfully advises the Staff that no transfers, dividends or distributions have been made to date to investors. The Company has revised the disclosure on the cover page and page 10 of the Revised Draft Registration Statement.

4.	Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Please also state that rules and regulations in China can change quickly with little advance notice.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 6 of the Revised Draft Registration Statement.

Prospectus Summary

Overview, page 1

5.	The disclosure in the prospectus summary should be a balanced presentation of your business. Please revise to balance the description of your lead assets and competitive strengths with disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion by quantifying the company's history of net losses since inception and the company's total comprehensive loss. The balancing discussion should be equally prominent in terms of presentation and level of detail.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 31, 2024

6.	We note many statements throughout the prospectus relating to the safety and/or efficacy of your product candidates. Please note that safety and efficacy determinations are solely within the authority of the FDA and comparable foreign regulatory bodies. To the extent any of these statements relate to findings by the NMPA, please clarify that such findings relate only to clinical trials conducted in China and the determination of the NMPA. Your disclosure should not imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies outside of China and should not state conclusions regarding clinical trial data prior to approval. In this regard, please remove the "conclusions" sections on pages 161, 163, 164, 166, 167, 168, 175, 176, 178 and 179. You may present clinical trial end points and objective data resulting from trials without concluding safety and efficacy, and you may state that your product candidates are well tolerated, if accurate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 164, 166 to 170 and 176 to 183 of the Revised Draft Registration Statement.

7.	Please remove references throughout the prospectus to olverembatinib and lisaftoclax as potentially "best-in-class" or "first-in-class" products. Given the current stage of development of these products, such claims appear speculative and premature.

The Company has revised the disclosure on pages 1 to 5, 136, 150 to 153, 155, 159, 173, 188, 193 and 194 of the Revised Draft Registration Statement to address the Staff’s comment with regards to lisaftoclax and other product candidates. The Company respectfully advises the staff that it believes olverembatinib does have a best-in-class potential that can be substantiated by both clinical data and real-world patient data in China following its approval in 2021.

8.	Please revise the statements both here and elsewhere that your two lead assets have "blockbuster potential", that you plan to "gain significant market share" and "capture a significant portion of the global CML market", as such statements appear premature given the current stage of development and historical operations of the company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 152 and 153 to remove references to “blockbuster potential.” The Company respectfully advises the Staff that the plan to “gain significant market share” and “capture the significant portion of the global CML market” are elements of the Company’s strategy and approach. The Company has tailored the disclosure on pages 1, 2, 136, 150, 155 and 156 of the Revised Draft Registration Statement to address the Staff’s comment.

9.	We note your references both here and elsewhere to "global" registrational Phase 3 trials. Please explain your use of the term "global" in this context, as your disclosure indicates these trials are being overseen by the FDA in the United States.

In response to the Staff’s comment, the Company respectfully advises the Staff that it uses global in reference to clinical trials when the trial is cleared by regulatory authorities in three or more countries or regions. The Company has revised the disclosure on pages 1 to 3, 19, 112, 124, 150 to 153, 159, 171, 172, 173, 180, 181, 185 to 188, 190 and 194 of the Revised Draft Registration Statement to address the Staff’s comment, including removing global with respect to trials where it has not yet obtained clearance in three or more countries or regions.

Securities and Exchange Commission

July 31, 2024

10.	We note your statement that you are a "global, fully integrated, end-to-end biopharmaceutical company from discovery and development to manufacturing and commercialization". Please reconcile this statement with your statements throughout the document that you do not currently have the ability to independently conduct clinical trials, that you rely on third parties to manufacture a portion of your drug candidate supplies and intend to rely on third parties for at least a portion of the manufacturing process of your drug candidates, that you have limited experience in managing the manufacturing process, that you rely on our partners to support your business, including to assist with, or to conduct, clinical and regulatory development, manufacturing and/or commercialization of certain of your products and product candidates or to provide access to technologies, skills and information that you do not possess, and that you have relied on, and plan to rely on, a number of third-party distributors to distribute olverembatinib in China and plan to rely on third-party distributors to distribute drug candidates in jurisdictions outside of China, if approved.

The Company respectfully advises the Staff that the Company does have its own discovery, development, manufacturing and commercialization capabilities. While the Company leverages third party CROs to conduct clinical trials, its clinical development team works closely with and manages the CROs, and actively participates at clinical trial sites, which the Company believes is industry practice for global biopharmaceutical companies. While the Company’s manufacturing experience is more limited and the Company does rely on the support of third-party partners, the Company’s 200,000 square foot manufacturing facility in Suzhou is currently manufacturing clinical and commercial supply of its drug products. While the Company has a strategic partnership with Innovent to co-commercialize olverembatinib, and relies in part on a number of third-party distributors, the Company also has a full commercial organization and sales team that is managing commercialization in China and also has U.S.-based leadership with significant global commercialization and sales experience to help build a commercial organization, if any of the Company’s product candidates are approved in the United States. Accordingly, the Company has revised the disclosure on pages 1, 4, 5, 136, 150, 153 and 155 of the Revised Draft Registration Statement to address the Staff’s comment.

11.	We note your statement both here and elsewhere that you have "established global collaboration relationships with leading biotechnology and pharmaceutical companies, such as AstraZeneca, Innovent, Merck, and Pfizer". Please revise your disclosure, where appropriate, to disclose the material terms of the collaboration agreements or arrangements with AstraZeneca, Merck and Pfizer, and file the related agreements as exhibits to the registration statement. See Item 8 of Part II of Form F-1 and Item 601(b)(10) of Regulation S-K. To the extent the company does not currently have collaborations in place with these entities, please remove the statement in all places in which it appears.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 78, and 151 of the Revised Draft Registration Statement to clarify that the Company has clinical collaboration agreements with each of AstraZeneca, Merck and Pfizer, which generally provide that such companies will jointly conduct clinical trials for combination studies with their respective drugs and/or drug candidates. The Company has determined that none of the agreements with AstraZeneca, Merck or Pfizer is a material contract for purposes of Item 601(b)(10) of Regulation S-K. All of these agreements were entered into in the Company’s ordinary course of business and the Company’s business is not substantially dependent upon such agreements.

Securities and Exchange Commission

July 31, 2024

12.	Please disclose when INDs were submitted by the company in relation to ongoing clinical trials in the United States.

In response to the Staff’s comment, the Company has revised the disclosure on pages 166, 172, 177, 178, 183, 186, 190, 191 and 194 of the Revised Draft Registration Statement.

13.	Please revise your statement here and elsewhere that lisaftoclax "is on track to become the second Bcl-2 inhibitor to be approved globally and the first-to-market Bcl-2 inhibitor for treating patients with CLL and small lymphocytic leukemia (SLL) in China" to remove the implication that lisaftoclax is certain to be approved, as approval determinations are solely within the purview of regulatory bodies such as the FDA or comparable foreign regulators.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 150, 152, 155, 172, 175, 185 and 186 of the Revised Draft Registration Statement.

Our Pipeline, page 2

14.	Please revise your pipeline table to label the registrational column as "Phase 3". In the event you wish to note in the narrative that the Phase 3 trials being conducted are registrational, please provide disclosure regarding your discussions with the FDA that support such a statement, or provide disclosure that further clinical trials may be required prior to submission of an NDA.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 3, 4, 151, 152, 159, 171, 173, 185 and 188 of the Revised Draft Registration Statement.

Corporate Structure, page 9

15.	We note the reflection of "onshore entities" and "offshore entities" in the company's organizational diagram. In your narrative disclosure, please define each term where first used.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 134 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 31, 2024

Recent Developments, page 12

16.	Please revise your disclosure regarding the Takeda Exclusive Option Agreement to disclose the term and termination provisions of the agreement and file the agreement as an exhibit to the registration statement. See Item 8 of Part II of Form F-1 and Item 601(b)(10) of Regulation S-K. Please also include a discussion of this agreement under the License and Collaboration Agreements section starting on page 193 of the Business section. In relation to the Securities Purchase Agreement, please disclose the percentage of the company's outstanding shares the 24,307,322 shares to be issued to Takeda under the agreement represents.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 199 and 200 of the Revised Draft Registration Statement. The Company has filed the Takeda Exclusive Option Agreement as an exhibit and has updated the exhibit index of the Revised Draft Registration Statement accordingly.

Risk Factors

Even if this offering is successful, we will need to obtain additional financing to fund our operations..., page 23

17.	We note your statement that you have funded your operations primarily through equity financing and the receipt of government subsidies and tax credits in China and Australia to date. Please revise your disclosure to provide further details on the government subsidies received and any outstanding obligations related thereto.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Revised Draft Registration Statement.

The increasing use of artificial intelligence-based software (including machine learning)..., page 90

18.	We note the above captioned risk factor and your discussion of the risks of the use of artificial intelligence in the biopharmaceutical and global healthcare industries. Please revise your disclosure to clarify whether the company uses artificial intelligence in its business and if so, how.

The Company respectfully advises the Staff that it does not currently use artificial intelligence in its business, and that it has revised the disclosure on page 92 of the Revised Draft Registration Statement to clarify the same.

We face uncertainties with respect to our leased properties., page 91

19.	We note your disclosure that you have not registered the lease agreements for most of your leased properties with the PRC government authorities as required by PRC law. Please revise your disclosure to explain why this is the case and whether the company plans to register the leases in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 31, 2024

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement..., page 115

20.	Please revise your discussion of the potential risks relating to the jury trial waiver provision of the deposit agreement, to state that the provision may result in increased costs to shareholders to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that the provision could discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement.

Use of Proceeds, page 122

21.	Please revise your use of proceeds disclosure to specify how far in the clinical trial process the company expects to reach with the proceeds of the offering for each of the three bullet points listed on page 122. Please also clarify the steps that would remain prior to commercialization and if additional funding would be required prior to commercialization, please clarify the amount and sources of other funds needed. See Item 4.a of Part I of Form F-1 and Item 3.C of Part I of Form 20-F.

The Company respectfully advises that Staff that it intends to revise its disclosure to specify how far in the clinical trial process the Company expects to reach with the proceeds of the offering, to clarify the steps that would remain prior to commercialization and, if additional funding would be required prior to commercialization, to clarify the amount and sources of other funds needed, in a subsequent amendment to the Draft Registration Statement.

Capitalization, page 125

22.	Please explain to us why you consider all components of your non-current liabilities part of your capitalization.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

23.	As a related matter, it does not appear as though your total equity and total capitalization line items are mathematically accurate. Please revise your filing accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

Securities and Exchange Commission

July 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of results of operations, page 136

24.	We note you provide the RMB to USD conversion for information presented for the fiscal year ended December 31, 2023. Please also provide the same conversion for information presented for the fiscal year ended December 31, 2022, here and throughout the filing.

The Company respectfully advises the Staff that, according to Rule 3-20(b) of Regulation S-X, if the Company’s reporting currency is not the U.S. dollar, dollar-equivalent financial statements or convenience translations shall not be presented, except that a translation may be presented of the most recent fiscal year and any subsequent interim period presented using the exchange rate as of the most recent balance sheet included in the filing. Therefore, the Company has not presented the RMB to USD conversion for the fiscal year ended December 31, 2022 in the Revised Draft Registration Statement.

Research and development expenses, page 139

25.	We note from the pipeline table on page 2 that you have multiple drug assets that are in clinical development. Please revise to disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently track total research and development expenses by project because these costs do not necessarily correlate to the overall research and development efforts attributable to such project or product candidate and these costs can vary significantly from period to period.

The Company’s research and development expenses are comprised of internal and external expenses. The Company’s internal research and development expenses, such as labor costs, database and software costs, consulting expenses, depreciation, and other support costs, are often shared among projects and product candidates and the Company does not track such costs by projects or product candidate. While the Company’s external research and development expenses, including expenses incurred under agreements with third parties, such as clinical research organizations, are tracked by product candidate, those expenses do not necessarily correlate to the overall research and development efforts attributable to a specific product candidate and can vary significantly from period to period. For example, the Company’s product candidates are also being developed not only as a monotherapy but also in combination with other therapies, some of which are commercialized drugs and some of which are the Company’s other product candidates, sometimes in the same trial. The Company’s product candidates are often tested among different indications in a single trial, which could span multiple clinical trial sites and geographies, and then tested in different subpopulations or other indications in other trials. In some cases, the clinical trial protocols are amended, certain arms are added or terminated, cohorts are expanded, or other changes are made. Therefore, it is difficult to have a consistent definition of a project or clinical trial for which the Company could allocate spending.

Securities and Exchange Commission

July 31, 2024

Additionally, the Company believes that disclosure of the external research and development spend by product candidate could be misleading to investors given that it represents only a portion of the total spend and is subject to significant variation from period to period. The Company also believes that disclosing external research and development expenses by project or product candidate or by a specific trial could be harmful to its competitive position and therefore, to its shareholders. For example, if the Company were to provide such disclosure, its ability to negotiate competitive terms with potential clinical research organizations or the pharmaceutical companies with whom the Company has clinical collaborations could be negatively affected since these third parties would potentially be able to deduce the amounts the Company pays for certain work or supplies related to a product candidate. Additionally, the Company operates in a competitive space and such data will help competitors speculate on the Company’s strategic focus and prioritization of certain trials or projects or deduce other competitive information.

Business

Our strategy, page 152

26.	We note various statements throughout this section regarding the company's intention to "rapidly" advance and develop its product candidates through clinical trials. Please revise these statements to remove any implication that the company will be successful in developing its product candidates in a "rapid" or accelerated manner, as such statements are speculative and the timing of clinical trials and regulatory approvals is not fully within the company's control.

In response to the Staff’s comment, the Company has revised the disclosure on pages 155 and 156 of the Revised Draft Registration Statement to address the Staff’s comment.

Olverembatinib Demonstrates Strong Inhibition Kinase Activity of BCR-ABL Mutations, page 159

27.	We note the table on page 159 which compares olverembatinib to five approved medications. Please provide narrative disclosure regarding the head-to-head studies conducted through which this data was gathered. To the extent head-to-head studies were not conducted, please remove the table. Note that you may present objective results of clinical trials but such results should not be compared to alternative treatment products unless head-to-head studies were conducted.

In response to the Staff’s comment, the Company respectfully advises the Staff that the table on page 159 refers to results from in vitro anti-proliferation assays completed by the Company in which the Company tested the kinase activity of each of the listed BCR-ABL inhibitors, including olverembatinib. The Company has revised the disclosure on page 161 of the Revised Draft Registration Statement to clarify that these are not clinical trial results.

Securities and Exchange Commission

July 31, 2024

Key Clinical Results, page 173

28.	Please clarify throughout this section, if true, that the results discussed relate to clinical trials conducted outside of the United States and do not relate to any findings of safety or efficacy by the FDA in relation to the ongoing trials overseen by the FDA, discussed elsewhere. If the results presented do relate to FDA trials, please remove all implications of safety and/or efficacy, as such determinations are solely within the purview of the FDA.

In response to the Staff’s comment, the Company has revised the disclosure on pages 163, 176 and 193 of the Revised Draft Registration Statement.

Intellectual Property, page 196

29.	Please revise your intellectual property disclosure to clearly identify: (i) each of your material patents (rather than stating that you have "at least" a certain number of patents), (ii) the product candidate(s) dependent on each patent, (iii) whether the patent is owned or licensed, (iv) the type of patent protection (e.g., composition of matter, use, or process) and (v) the expiration dates for each patent discussed. In this regard it may be useful to provide tabular disclosure.

In response to the Staff’s comment, the Company has updated the disclosure on pages 201 to 203 of the Revised Draft Registration Statement.

Management

Compensation of Directors and Executive Officers, page 235

30.	Please revise your disclosure to provide the amount of compensation paid to each of the directors and executive officers individually or, alternatively, please explain why you are not required to do so. See Item 4.a of Part I of Form F-1 and Item 6.B of Part I of Form 20-F.

The Company respectfully advises the Staff that, pursuant to Item 6.B(1) of Form 20-F, disclosure of compensation is required on an individual basis unless individual disclosure is not required in the Company’s home country and is not otherwise publicly disclosed by the Company. Disclosure of compensation information on an individual basis for directors and executive officers is not required in the Cayman Islands, where the Company is organized. In Hong Kong, where the Company’s ordinary shares are listed and traded, the Company is only required to publicly disclose on an individual basis the compensation of its directors and its chief executive officer. In addition, certain individual disclosure is required with respect to Dr. Zhai, the Company’s Chief Medical Officer, as a substantial shareholder of the Company. With the exception of such disclosure made in accordance with the relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which has also been disclosed on pages 242 to 243 of the Revised Draft Registration Statement, the Company has not publicly disclosed any other director or executive officer individual compensation information elsewhere.

Securities and Exchange Commission

July 31, 2024

Related Party Transactions

Concert Party Confirmation Deed, page 247

31.	Please revise your disclosure to include a risk factor regarding the Concert Party Confirmation Deed discussed on page 247, the aim of which is to "maintain consolidated control and management of [y]our company".

In response to the Staff’s comment, the Company has updated the disclosure on pages 112 and 113 of the Revised Draft Registration Statement.

Note 17 - Investment in a Joint Venture, page F-40

32.	We note that you are accounting for your 19.9 percent ownership interest in Suzhou Ascentage Harvest Venture Capital LLP under the equity method. Please explain to us the factors you considered in determining that you have significant influence over the investee, despite holding an ownership percentage of less than 20 percent. Refer to paragraphs 5 and 6 of IAS 28.

The Company respectfully advises the Staff that, despite holding an ownership percentage of less than 20 percent, the Company has significant influence over the financial and operating policy decisions of Suzhou Ascentage Harvest Venture Capital LLP (“Ascentage Harvest”), in accordance with the Articles of Association of Ascentage Harvest, through the Company’s representation on the committee that directs the relevant activities of Ascentage Harvest. As a result, the Company accounts for its investment in Ascentage Harvest under the equity method.

Note 19 - Deferred Tax, page F-41

33.	We note that as of December 31, 2023, your net deferred tax assets were RMB 59.8 million (US$ 8.4 million). Please provide a more detailed description of the positive and negative evidence you considered in making your determination of realizability of these assets and how that evidence was weighted.

In response to the Staff’s comment, the Company respectfully provides the following information.

As of December 31, 2022 and 2023, the Company and its subsidiaries’ (collectively, the “Group”) gross deferred tax assets were as summarized below:

Deferred tax assets (“DTAs”)	December 31, 2022	December 31, 2023	Entities
	RMB’000	RMB’000
Future reversal of existing taxable temporary differences	5,328	5,413	Mainly consist of Jiangsu Ascentage Pharma Co., Ltd, Shanghai Centagen Pharma Co., Ltd. and other subsidiaries (“Other Subsidiaries”)
Contract liabilities	31,197	43,440	Guangzhou Healthquest Pharma Co., Ltd. (“Healthquest Pharma”)
Net cumulative operating loss (“NOLs”) carryforwards	23,097	16,402	Healthquest Pharma
Total	59,622	65,255

Securities and Exchange Commission

July 31, 2024

Healthquest Pharma is engaged in the development and commercial sale of olverembatinib. The NOLs incurred by Healthquest Pharma were primarily generated from historical clinical research and development activities before the commercialization of olverembatinib in December 2021. Deferred tax assets have not been recognized in respect of losses that have arisen in Other Subsidiaries that have been loss-making for some time, and it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

As of December 31, 2023, the Group is in a three-year cumulative loss position at the consolidated level mainly due to the research and development expenses incurred for pre-commercialization drugs arising from Other Subsidiaries, which is a source of negative evidence. While in China, tax administration is conducted on a legal entity basis, each legal entity must fulfill the tax declaration and payment obligations at the standalone entity level. The Company has duly considered and weighed against the positive evidence below:

A)            Other Subsidiaries

The DTA is related to lease liabilities recognized that have corresponding “right-of-use assets” deferred tax liabilities, which will reverse based on fixed reversal patterns and amounts.

B)            Healthquest Pharma

1)	Healthquest Pharma has commercialized olverembatinib since December 2021 in China, and has a strong earnings history exclusive of the loss that generated the NOLs, evidenced by the recent consecutive historical taxable income from third-party sales for the three years in the period ended December 31, 2023 aggregating to RMB 320.6 million;

2)	Healthquest Pharma utilized NOLs of RMB87.6 million and RMB41.2 million during the years ended December 31, 2022 and 2023, respectively; and there was no history of NOLs or tax credit carryforwards expiring unused;

Securities and Exchange Commission

July 31, 2024

3)	The deferred tax assets of contract liabilities are related to the upfront fee Healthquest Pharma received from year 2021 upon the first and second NDA approvals that will reverse based on the recognition of commercialization rights revenue over the agreed upon commercialization period;

4)	Olverembatinib is the first and only BCR-ABL1 inhibitor approved in China for a target patient population for ten years. In addition, in January 2023, olverembatinib was included in China’s National Reimbursement Drug List (the “NRDL”), which is the government’s basic medical insurance program for all citizens in China. This has bolstered olverembatinib’s affordability and accessibility, as this not only significantly reduces its cost burden for patients but also opens up a much larger market for the Group through public hospitals, who are the primary providers of healthcare services in China;

5)	Healthquest Pharma’s reliable forecasted taxable income projections is supported by existing sales and cost structure, and there will be sufficient external third-party taxable income to realize the deferred tax assets of NOLs of Healthquest Pharma as of December 31, 2022 and 2023. The sales forecast is based on convincing evidence including the Group’s secured long-term relationships with reputable third-party distribution customers and budgets based on reliable data; and

6)	Further, there is no uncertainty about the Group’s ability to continue as a going concern.

The Company evaluated all available evidence and concluded that the weight of the positive evidence above is convincing enough to overcome the negative evidence to support the realization of deferred tax assets recognized as of December 31, 2022 and 2023.

General

34.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company respectfully acknowledges the Staff’s comment and advises that it will provide to the Staff, on a supplemental basis, copies of written communications as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Revised Draft Registration Statement.

Securities and Exchange Commission

July 31, 2024

Please direct any questions with respect to this confidential submission to me at (212) 453-2842 or dsharon@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David G. Sharon
David G. Sharon

cc:   Dr. Dajun Yang, Ascentage Pharma Group International

Thomas J. Knapp, Ascentage Pharma Group International

Weiheng Chen, Wilson Sonsini Goodrich & Rosati, P.C.

Winfield Lau, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Xuelin Wang, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP